

Homebody Yoga and Wellness is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch Share
Women-owned
Homebody Yoga and Wellness

Gym / Fitness Center

600 W Cabarrus Street
Raleigh, NC 27603
Get directions
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Homebody Yoga and Wellness is seeking investment to open a heated vinyasa studio in the heart of the historic Boylan Heights neighborhood in Raleigh, North Carolina.
First LocationLease Secured
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Homebody Yoga and Wellness is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business and may also receive the perks of lesser value as specified below.

Ticket to Grand Opening Party
Invest $125 or more to qualify. 200 of 200 remaining

This perk gets you a spot on the invite list for our Grand Opening celebration targeted for October 2024. Lite snacks, beverages, and fun community giveaways will be included!
You will receive this perk and all perks of a lower value.

Unlimited Buddy Passes for Friends and Family
Invest $250 or more to qualify. 200 of 200 remaining

Invite your friends and family to take class at your new favorite studio, as much as you'd like. Each person you bring can use your buddy pass TWICE. Beyond that, they must pay the normal class fees.
You will receive this perk and all perks of a lower value.

Show more
This is a preview. It will become public when you start accepting investment.
STUDIO INSPIRATION
Previous
Next
This is a preview. It will become public when you start accepting investment.
WHAT TO EXPECT

When you walk into Homebody Yoga, you'll feel as though you're walking into your best friend's house.

The name "Homebody" comes from founder Emily Winters' desire to help all students feel at home in their body.
The lobby will have cozy chairs and benches to connect with others before or after class. Teachers will always be ready and waiting to greet you by name from the front desk. And the decor of the studio pulls inspiration from the earth - with plants, grounding colors, and natural materials. The result? You'll feel grounded, connected, and welcome any time you walk through our doors.
Class styles will predominantly be vinyasa, with restorative yoga offered at least 2 times per week with potential for more depending on community

interest. All vinyasa classes will be heated to around 90 degrees using state-of-the-art infrared heating panels. Yep! The same panels in the infrared saunas you know and love. Our studio will feature natural light, no mirrors, and space for up to 50 students per class. Instructors will bring their personal creative style to the sequencing, with all classes being grounded in intelligent cuing, functional movement, building internal heat through strong flows, and a focus on holding space for students instead of pushing them past their limits.

With everything at Homebody, fostering community and connection will be the main goal.

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

WHY SUPPORT HOMEBODY?

Homebody aims to bring a grounded and intentional yoga studio, with a big emphasis on community, to the Raleigh area. At Homebody members will experience:

Open and welcoming lobby with warm colors, comfortable seating, and a friendly team.

Challenging vinyasa classes for both mind and body, with moderate heat levels and intentionally curated playlists.

Heat will come from state-of-the-art infrared heating panels to provide a well-balanced heat. The majority of classes will be set to 90 degrees.

Yoga presented as a holistic mind-body practice with breath work, meditation and controlled movement.

Workshops and regular community gatherings that reflect the values of the community. Our goal is to listen and continuously adapt our offerings to meet our members' needs.

Natural lighting! We want to be able to see you so we can offer form adjustments.

Hands-on assists. Sometimes you don't realize where your body is in space until you're given a gentle nudge. Don't worry, if you're not feeling up to assists we'll have a clear way for you to let us know.

Creative sequencing and intelligent cueing to get you from place-to-place smoothly and without injury.

Mirror-free studio so you can focus on how you feel instead of how you look.

This is a preview. It will become public when you start accepting investment.

THE LOCATION & FLOOR PLAN

Previous

Next

This is a preview. It will become public when you start accepting investment.

OUR JOURNEY AND VISION

Homebody Yoga's vision is honed and developed by Emily Winters.

A yoga teacher and practitioner with over 15 years of vinyasa yoga experience, with 5 1/2 years spent teaching vinyasa yoga.

From Emily: "I found yoga at 16 years old when I was looking for a movement routine that felt good in my body. Team sports had never been my thing, but I liked to be active and I was looking for a community. Yoga fit both of those boxes for me. I love the connection to your breath, how class is a time to reflect, and the variety a flow can offer. For the last 15 years, I've travelled around the country trying out all kinds of yoga studios, and I'm excited to bring my favorite bits and pieces of each to Raleigh."

This is a preview. It will become public when you start accepting investment.

PRESS

Celebrating International Yoga Day and Learning about the Benefits of the Practice

Learn Easy Yoga Breathing Techniques You Can Do at Home

Basic Yoga Poses to Try at Home – Breaking Down Sun Salutation A

Learn Some Common Terms You Might Hear in Your First Yoga Class (Part One)

Easy yoga poses to ease into your day and help you sleep better at night

Yoga poses to relax morning & night

This is a preview. It will become public when you start accepting investment.

Q&A

What membership options will you offer?

We'll offer unlimited memberships, 4/month memberships, and 10 packs! Unlimited memberships will be around $130/month with discounted memberships offered leading up to launch and scholarship memberships offered for those who qualify.

What types of classes will you have?

Vinyasa 1 and 2 featuring creative sequencing, functional movement, and other variety based on the teacher. Slow flow to hold poses and really feel into the shapes. Restorative to rest and recharge.

How hot will the studio be?

For all classes other than restorative the class will be heated to 90 degrees using infrared heating panels.

Do you have lockers and showers available?

Yes! Towels and shower amenities are also provided.

What membership options will you offer?

We'll offer unlimited memberships, 4/month memberships, and 10 packs! Unlimited memberships will be around $130/month with discounted memberships offered leading up to launch and scholarship memberships offered for those who qualify.

What types of classes will you have?

Vinyasa 1 and 2 featuring creative sequencing, functional movement, and other variety based on the teacher. Slow flow to hold poses and really feel into the shapes. Restorative to rest and recharge.

How hot will the studio be?

For all classes other than restorative the class will be heated to 90 degrees using infrared heating panels.

Do you have lockers and showers available?

Yes! Towels and shower amenities are also provided.

What membership options will you offer?

We'll offer unlimited memberships, 4/month memberships, and 10 packs! Unlimited memberships will be around $130/month with discounted memberships offered leading up to launch and scholarship memberships offered for those who qualify.

What types of classes will you have?

Vinyasa 1 and 2 featuring creative sequencing, functional movement, and other variety based on the teacher. Slow flow to hold poses and really feel into the shapes. Restorative to rest and recharge.

How hot will the studio be?

For all classes other than restorative the class will be heated to 90 degrees using infrared heating panels.

Do you have lockers and showers available?

Yes! Towels and shower amenities are also provided.

This is a preview. It will become public when you start accepting investment.
SAMPLE CLASS SCHEDULE
This is a preview. It will become public when you start accepting investment.
HOMEBODY BRAND PACKET
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build-Out $46,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $325,640 $407,050 $468,108 $491,511 $506,255

EXPENSES

Salaries to Employees $48,906 $60,750 $69,863 $73,815 $76,029

Repairs & Maintenance $10,000 $10,000 $10,000 $10,000 $10,000

Decor $2,000 $2,000 $2,000 $2,000 $2,000

Rent $70,418 $105,821 $105,821 $105,821 $105,821

Loan Payment (based on 200k loan,12%) $34,428 $34,428 $34,428 $34,428 $34,428

Accounting & Legal $2,000 $2,000 $2,000 $2,000 $2,000

Insurance $3,125 $3,125 $3,125 $3,125 $3,125

Royalties $9,769 $12,212 $14,043 $16,149 $18,570

Supplies $10,000 $10,000 $10,000 $10,000 $10,000

Utilities $13,500 $13,500 $13,500 $13,500 $13,500

Subscriptions $10,200 $10,200 $11,400 $12,741 $14,240

TICAM $23,433 $23,433 $23,433 $23,433 $23,433

Other Expenses $5,000 $5,000 $5,000 $5,000 $5,000

Taxes & Licenses $0 $8,000 $8,000 $8,000 $8,000

Operating Profit $82,861 $106,581 $155,495 $171,499 $180,109

This information is provided by Homebody Yoga and Wellness. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

2023 Income Statement

2024 Balance Sheet

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends October 17th, 2023

Summary of Terms

Legal Business Name Homebody Yoga and Wellness

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 2.4%-6%

Minimum Investment Amount $100

Repayment Schedule

Securitization None

Maturity Date December 31st, 2032

Financial Condition

No operating history

Homebody Yoga and Wellness was established in [October, 2023]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Homebody Yoga and Wellness's fundraising. However, Homebody Yoga and Wellness may require additional funds from alternate sources at a later date.

Forecasted milestones

Homebody Yoga and Wellness forecasts the following milestones:

Secure lease in Raleigh, NC by December, 2023.

Hire for the following positions by August, 2024: Studio Manager, Lead Teacher 1, Lead Teacher 2

Achieve $260k revenue per year by Year 1.

Achieve $40k profit per year by Year 1.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Homebody Yoga and Wellness to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Homebody Yoga and Wellness operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Homebody Yoga and Wellness competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Homebody Yoga and Wellness's core business or the inability to compete successfully against the with other competitors could negatively affect Homebody Yoga and Wellness's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Homebody Yoga and Wellness's management or vote on and/or influence any managerial decisions regarding Homebody Yoga and Wellness. Furthermore, if the founders or other key personnel of Homebody Yoga and Wellness were to leave Homebody Yoga and Wellness or become unable to work, Homebody Yoga and Wellness (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Homebody Yoga and Wellness and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Homebody Yoga and Wellness is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Homebody Yoga and Wellness might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Homebody Yoga and Wellness is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Homebody Yoga and Wellness

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Homebody Yoga and Wellness's financial performance or ability to continue to operate. In the event Homebody Yoga and Wellness ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Homebody Yoga and Wellness nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Homebody Yoga and Wellness will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Homebody Yoga and Wellness is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Homebody Yoga and Wellness will carry some insurance, Homebody Yoga and Wellness may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Homebody Yoga and Wellness could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Homebody Yoga and Wellness's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Homebody Yoga and Wellness's management will coincide: you both want Homebody Yoga and Wellness to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Homebody Yoga and Wellness to act conservative to make sure they are best equipped to repay the Note obligations, while Homebody Yoga and Wellness might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Homebody Yoga and Wellness needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Homebody Yoga and Wellness or management), which is responsible for monitoring Homebody Yoga and Wellness's compliance with the law. Homebody Yoga and Wellness will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Homebody Yoga and Wellness is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Homebody Yoga and Wellness fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Homebody Yoga and Wellness, and the revenue of Homebody Yoga and Wellness can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Homebody Yoga and Wellness to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Homebody Yoga and Wellness. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

MainVest is not a bank, it is a financial technology company. We have partnered with Synapse Financial Technologies Inc and their partner bank to provide banking services through Evolve Bank & Trust, Member FDIC.

Certain services are offered through Synapse Financial Technologies, Inc. and its affiliates (collectively, "Synapse"). Synapse is not a bank and is not affiliated with Mainvest, Inc. Brokerage accounts and cash management programs are provided through Synapse Brokerage LLC ("Synapse Brokerage"), an SEC-registered broker-dealer and member of FINRA and SIPC. Additional information about Synapse Brokerage can be found on FINRA's BrokerCheck.

See Synapse Terms of Service and the applicable disclosures and agreements available in Synapse's Disclosure Library for more information. The Partner Financial Institution(s) participating in a Synapse cash management program can be found in the List of Program Banks.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK. ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE

INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.